Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2020	2019
Net income available to stockholders	$3,984	$3,536
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(199)	(156)
Earnings available to common shareholders	$3,785	$3,380
Shares Calculation
Average shares outstanding - Basic Common	5,149	5,149
Average shares outstanding - Basic Class B Common	1,926	2,050
Potential Common Stock - Basic Common - relating to non-vested restricted stock	127	87
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	52	20
Average shares outstanding - Assuming dilution	7,254	7,306
Net Income Per Share: Basic Common	$0.57	$0.51
Net Income Per Share: Basic Class B Common	$0.43	$0.38
Net Income Per Share: Diluted Common	$0.56	$0.50
Net Income Per Share: Diluted Class B Common	$0.42	$0.37

(1) Our Form 10-Q for three months ended October 31, 2020 and 2019 reflects a change in presentation for net income per share. We have historically disclosed net income per share for our diluted Common and Class B Common shares in total. As we have two classes of common shares, we have elected to change our net income per share presentation to reflect net income per share for both of our classes of common shares - our diluted Common shares and our diluted Class B Common shares.

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